S H A R E H O L D E R V O T I N G R E S U L T S

On January 21, 2011, the sole shareholder of the Causeway Global Absolute Return Fund (the Fund) series of Causeway Capital Management Trust (the
Trust) executed a written Consent of Sole
Shareholder, in lieu of a special meeting of shareholders, and approved: (i) the appointment of Causeway Capital Management LLC (the Adviser) as investment adviser to the Fund and the Investment
Advisory Agreement between the Trust and the Adviser on behalf of the Fund, and (ii) the appointment of SEI Investments Distribution Co. (the Distributor) as Distributor of the shares of the Fund and the Distribution Agreement between the Trust and the Distributor with respect to the Fund.